UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated July 20, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: July 20, 2007	By: /s/ David Hottman David Hottman, Chairman

News Release TSX-V: PDO 07-17 July 20, 2007

NOT FOR DISTRIBUTION TO US WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PORTAL RESOURCES CLOSES 5.1 MILLION DOLLAR PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that it has closed a $5.1 million private placement. The placement consists of 7,887,000 units at a price of $0.65. Each unit consists of one common share and a one half of one share purchase warrant, with each whole share purchase warrant exercisable for one common share at a price of $0.85 for 12 months. All securities issued have a four month hold period which expires November 19, 2007.

The proceeds will be used to advance exploration on Portal's uranium, gold/silver and copper/gold exploration projects in Argentina and the USA and for general working capital purposes. A 7% finder's fee was paid on a portion of the placement.

Portal is focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the USA. The company currently controls over 1,300 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs can be viewed at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

THIS NEWS RELEASE IS NOT AN OFFER OF SECURITIES

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.  Any public offering of securities in the United States must be made by means of a prospectus that contains detailed information about the Company and its management, as well as financial statements.

The securities sold have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.